September 13, 2024

Stephen Basso
Chief Financial Officer
Innoviva, Inc.
1350 Old Bayshore Highway, Suite 400
Burlingame, CA 94010

       Re: Innoviva, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 29, 2024
           File No. 000-30319
Dear Stephen Basso:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Changes in Fair Value of Equity Method Investments and Equity and Long-Term Investments, page 87

1. Please provide an analysis that reconciles the increase in Equity and Long-Term
       Investments of $80.57 million presented on your consolidated Balance Sheet to the corresponding change in fair value of $11.12 million presented on your Consolidated
       Statement of Income. Also, reconcile related fair value amounts as of December 31,
       2023 on page 121 to corresponding amounts on your consolidated balance sheet and provide a summary of individual investments held by the ISP Fund at each balance sheet date. Revise your disclosure accordingly.
 September 13, 2024
Page 2


Notes to Consolidated Financial Statements
6. Equity and Long-term Investments and Fair Value Measurements
Equity and Other Investments in Armata, page 116

2. You state that Armata Pharmaceuticals is a VIE but Innoviva and ISO are not the primary beneficiaries and as a result you have reported its common stock and warrants under the equity method using the fair value option. In this regard, fair values for your holdings of
       Armata common stock, warrants, a convertible note and term loan totaled $195.4 million as of December 31, 2023. Please describe and quantify the methods and assumptions used to value your investments in Armata, including your consideration of Armata's market capitalization. Refer us to the technical guidance upon which you relied.
ITEM 9A. Controls and Procedures
Changes in Internal Control over Financial Reporting, page 142

3. Please explicitly state that no changes were made to your internal control over financial reporting.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Daniel Gordon at 202-551-3486 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences